                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 8-A/A

                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            CLIFFS DRILLING COMPANY
             (Exact Name of Registrant as Specified in Its Charter)




                             DELAWARE                                         76-0248934
                     (State of Incorporation                               (I.R.S. Employer
                         or Organization)                                Identification Number)


                1200 Smith Street, Suite 300
                        Houston, Texas                                            77002
              (Address of Principal Executive Offices)                          (Zip Code)



                 If this Form relates to the registration of a               If this Form relates to the registration of a
                 class of securities pursuant to Section 12(b) of            class of securities pursuant to Section 12(g) of
                 the Exchange Act and is effective pursuant to               the Exchange Act and is effective pursuant to
                 General Instruction A(c), check the following box.          General Instruction A(d), check the following box.
                 [X]                                                         [ ]


Securities Act registration statement file number to which this form relates:
__________________ (if applicable).

       Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                                             Name of Each Exchange on Which
      to be so Registered                                             Each Class is to be Registered
      -------------------                                          -------------------------------------
      Preferred Stock Purchase Rights                                   New York Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On August 21, 1998, Cliffs Drilling Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with R&B Falcon
Corporation, a Delaware corporation ("RBF"), and RBF Cliffs Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of RBF ("RBF Subsidiary"), providing for the acquisition of the Company by RBF by means of a merger of RBF
Subsidiary with and into the Company. In connection with the Merger Agreement, the Company executed Amendment No. 1 to Rights Agreement (the "Rights
Amendment") dated as of August 20, 1998 with Harris Trust and Savings Bank, as
Rights Agent (the "Rights Agent"), which Rights Amendment amended the Rights
Agreement dated as of June 17, 1997 between the Company and the Rights Agent
(as amended by the Rights Amendment, the "Rights Agreement"), which Rights
Agreement is described below.

         The Rights Amendment provides that an Acquiring Person (as defined in the Rights Agreement) will not include RBF, RBF Subsidiary or any Affiliate or Associate (as such terms are defined in the Rights Agreement) of RBF or RBF
Subsidiary as a result of the approval, execution, delivery or performance of the Merger Agreement or the announcement or consummation of the transactions contemplated by the Merger Agreement. The Rights Amendment also provides that no Shares Acquisition Date, Distribution Date, Flip-In Event or Flip-Over Event
(as such terms are defined in the Rights Agreement) shall occur as a result of the approval, execution, delivery or performance of the Merger Agreement or the announcement or consummation of the transactions contemplated by the Merger
Agreement. Further, the Rights Amendment also provides that any Rights (as defined in the Rights Agreement) shall cease to exist upon conversion of shares of common stock of the Company into shares of common stock of RBF pursuant to the Merger Agreement, and that no Rights shall attach to any shares of common stock of RBF issued pursuant to the Merger Agreement. The terms of the Rights otherwise remain unaffected by the Rights Amendment and are summarized below.

                               SUMMARY OF RIGHTS

         On May 21, 1997, the Board of Directors of the Company authorized and declared a dividend of one Right for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the "Common Shares"). The dividend was payable on June 17, 1997 (the "Record Date") to the holders of record of the Common Shares at the close of business on that date. In addition, the Company authorized the issuance of one Right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). When exercisable each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, no par value, of the Company
(the "Preferred Shares"), at a price of $150.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent.

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an
"Acquiring Person", which definition shall not include





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RBF, RBF Subsidiary or any Affiliate or Associate of RBF or RBF Subsidiary as a
result of the approval, execution, delivery or performance of the Merger
Agreement or the announcement or consummation of the transactions contemplated by the Merger Agreement, as described above) has acquired beneficial ownership of 15 percent or more of the outstanding Common Shares and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 percent or more of the outstanding Common Shares (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights to Purchase Preferred Shares ("Summary of Rights") in substantially the form attached as Exhibit C to the Rights Agreement.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding on or after the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date.  The
Rights will expire on June 17, 2007 (the "Final Expiration Date"), unless the
Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock





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split of the Common Shares or a stock dividend on the Common Shares payable in
Common Shares or subdivisions, consolidations or combinations of the Common
Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 1000 multiplied times the dividend declared per Common Share. In the event of liquidation, the holder of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1000 multiplied times the payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 multiplied times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred
Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction (excluding a merger or business combination with RBF, RBF Subsidiary or any Affiliate of RBF or RBF Subsidiary pursuant to the Merger Agreement) or 50 percent or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring
Person (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the exercise price of the Right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. The





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Company may, but shall not be required to, issue fractions of a Preferred Share
(other than one one-thousandth of a Preferred Share or any integral multiple thereof, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such an Acquiring
Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The time at which the Rights are redeemed by the Company is herein referred to as the "Redemption Date." Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including without limitation an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001 percent and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Preferred Shares shall rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, if any, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors of the Company prior to an Acquiring Person's acquiring 15 percent or more of the Common Shares.

         The Certificate of Incorporation and the Bylaws of the Company contain several provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise more difficult. These provisions are expected to discourage





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certain types of transactions that may involve an actual or threatened change of control of the Company and to encourage persons seeking to acquire control of the Company to consult first with the Company's Board to negotiate the terms of any proposed business combination or offer. Takeovers or changes in the Board that might be proposed and effected without prior consultation and negotiation with the Board or the Company's management would not necessarily be detrimental to the Company and its shareholders. However, the Company nonetheless believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposal, because, among other things, negotiation of such proposals could result in an improvement of their terms.

         The Company has in place certain additional measures which could also be considered to have anti-takeover effects. The Company's Certificate of Incorporation and Bylaws (i) provide that the size of the Board will be fixed by resolution of the directors of the Company, (ii) classify the Board into 3 classes, as nearly equal in number as possible, each class to serve for 3 years, with one class elected each year, (iii) provide that directors may be removed only for cause and only with the approval of the holders of at least 80 percent of the combined voting power of the outstanding shares of the Company capital stock entitled to vote generally in the election of directors (the
"Voting Stock"), (iv) provide that any vacancy on the Board may be filled only by the remaining directors then in office, though less than a quorum, (v) provide that no shareholder action may be taken by written consent, (vi) provide that special meetings of the shareholders of the Company may be called only pursuant to a resolution adopted by a majority of the total number of directors that the Board would have if there were no vacancies or by the Chairman of the Board, (vii) require advance notice of business to be brought before, or nominations to be made at, a meeting of shareholders by a shareholder, (viii) authorize the Board to issue one or more series of preferred stock and to determine with respect to any such series the terms and rights thereof, and (ix) provide that certain provisions of the Certificate of Incorporation and of the Bylaws may not be amended or repealed or provisions inconsistent therewith adopted, without the approval of the holders of at least
80% of the Voting Stock.

         The foregoing is a summary of certain provisions in the Company's
Certificate of Incorporation and Bylaws and is qualified in its entirely by reference to the Certificate of Incorporation and Bylaws.

         The form of the Rights Agreement is attached as Exhibit 4.3 to the Form 8-A filed with the Securities and Exchange Commission by the Company on June 6, 1997. The Rights Amendment is attached hereto as Exhibit 4.3.1. The foregoing description of the Rights Agreement and the Rights Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 2.  EXHIBITS

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
         4.3     Rights Agreement dated effective June 17, 1997, between Cliffs Drilling Company and Harris Trust and
                 Savings Bank (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form
                 8-A filed on June 6, 1997).





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
        *4.3.1   Amendment No. 1 to Rights Agreement dated as of August 20, 1998 between Cliffs Drilling Company and
                 Harris Trust and Savings Bank.

------------
* Filed herewith.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


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
                                                   CLIFFS DRILLING COMPANY


Dated: August 27, 1998                             By:  /s/ Edward A. Guthrie
                                                      -------------------------------------------------------------------
                                                            Edward A. Guthrie
                                                            Vice President - Finance
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                               INDEX TO EXHIBITS

Exhibit         Description
-------         -----------
 4.3            Rights Agreement dated effective June 17, 1997, between Cliffs Drilling Company and Harris Trust and
                Savings Bank (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form
                8-A filed on June 6, 1997).

*4.3.1          Amendment No. 1 to Rights Agreement dated as of August 20, 1998, between Cliffs Drilling Company and
                Harris Trust and Savings Bank.

_________________

*Filed herewith.





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